Exhibit 99.1

Report in Respect of Voting Results Pursuant to Section 11.3 of National
Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Special Meeting of holders of trust units, trust unit rights and unit awards of Harvest Energy Trust (the "Trust") held December 15, 2009 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.

Special resolution to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) involving the Trust, Harvest Operations Corp., North Atlantic Refining Limited, Harvest Breeze Trust No. 1, 1115638 Alberta Ltd., Harvest Breeze Trust No. 2, 1115650 Alberta Ltd., Calpine Natural Gas Trust, Viking Energy Royalty Trust, 1485300 Alberta Ltd., Valiant Trust Company, Korea National Oil Corporation, KNOC Canada Ltd., 1496965 Alberta Ltd. and Securityholders of the Trust.

Resolution approved.

The resolution to approve matter number 1 noted above was conducted by way of ballot. Attached to this report is a report of Valiant Trust Company, the scrutineers of the Meeting, in respect of this ballot.

Dated at Calgary, Alberta this 16th day of December, 2009.

HARVEST ENERGY TRUST
by Harvest Operations Corp.

Per:     /s/ Robert Fotheringham
            Robert Fotheringham
            Chief Financial Officer